SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 22, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F   X   Form 40-F
                                     ---            ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                   Yes      No  X
                                       ---     ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
                        Form 6-K if submitted solely to
             provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                   Yes      No  X
                                       ---     ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                   Yes      No  X
                                       ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CORUS GROUP plc



Date: April 22, 2003                        By   Theresa Robinson
      --------------                             ----------------

                                                 Name: Mrs T Robinson
                                                 Group Secretariat Co-ordinator

News release                    [OBJECT OMITTED]

22 April 2003
CORUS ACQUIRES AND SELLS 50 PER CENT OF LUSOSIDER



Corus Group plc ("Corus") has agreed with Arcelor S.A. ("Arcelor") and Sollac Mediterranee ("Sollac"), a subsidiary of Arcelor, to purchase Sollac's 50 per cent share in Lusosider Projectos Siderugicos S.A. ("Lusosider"), a Portuguese 50/50 joint venture between Corus and Arcelor, for EUR10.84 million (approximately (pound)7.4 million) in cash. Corus has also agreed with Banco Espirito Santo de Investimento, S.A. ("Espirito Santo Investment") of Portugal to sell on to them this 50 per cent share in Lusosider for the same consideration. Corus understands that Espirito Santo Investment intends to sell this 50 per cent share to Companhia Siderurgica Nacional ("CSN") of Brazil. Corus will retain its current 50% holding.

Completion of the purchase from Sollac is subject to confirmation by the European Commission that this meets Arcelor's undertaking to divest its stake in Lusosider. Completion of Corus' sale to Espirito Santo Investment is conditional on completion of the purchase from Sollac. Corus' purchase and sale are expected to be simultaneous. The sale of Espirito Santo Investment's stake to CSN is conditional upon Portuguese regulatory approval.

Lusosider had net assets of EUR58.2 million as at December 31, 2001 and it made a loss of EUR0.3 million in the year to December 31, 2001.

Note to Editors

1. Lusosider produces hot dipped galvanised steel sheet and electrolytic tinplate. Lusosider's head office and production facilities are located at Aldera de Paio Pires in Seixal near Lisbon, Portugal. It employed 303 people as at December 31, 2002. In 2002, it produced 213,000 tonnes of hot dipped galvanised sheet and 66,000 tonnes of tinplate. Its galvanised sheet market is principally steel service centres; its tinplate market is mainly food and beverage can making and packaging. Around 86 per cent of total sales are within the Iberian Peninsula.

2. Following the merger of Usinor, Arbed and Aceralia in February 2002, to form Arcelor, the European Commission required Arcelor to divest a number of assets, including its stake in Lusosider.

3. The exchange rate used is EUR1.46 per (pound)1.

Enquiries:

Corus Corporate Relations: Mike Hitchcock +44 (0)20 7717 4502


Corus
30 Millbank
London, SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com